Prime Number Holding Limited

1129 Northern Blvd., Suite 404

Manhasset, NY 11030

May 16, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Prime Number Holding Limited

Draft Registration Statement on Form F-4

Submitted on April 11, 2023

CIK No. 0001964021

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated April 26, 2023 (the “Letter”) regarding the Prime Number Holding Limited’s (the “Company”) draft registration statement on Form F-4. Contemporaneously, we are filing an initial Registration Statement on Form F-4 publicly via Edgar (the “Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted April 11, 2023

General

1.	We note your response to comment 4 and reissue the comment in part. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including interim redemption levels.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 22 of the Registration Statement.

PNAC  Board's Reasons for the Approval of the Business Combination, page 129

2.	We note the term of the projections. Please explain the basis of the projections beyond year three and clearly describe how the assumptions relate to and resulted in the projected financial information, identifying the limitations of the projections. It should be clear from your revisions how the projected growth rates are sustainable over the selected period of time, and why assuming such growth rates is reasonable.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 131-132 of the Registration Statement.

3.	Disclose whether the projections are in line with historic operating trends and, if not, address why the change in trends is appropriate or assumptions are reasonable. Clearly describe the basis for projecting revenue growth, along with the factors or contingencies that would affect such growth ultimately materializing.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 131-132 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 151

4.	Prime Number Holdings Limited’s (PubCo’s) fiscal year-end appears to be June 30, 2022. Please update the Pro Forma information as of the interim date covering at least the first six months of the Fiscal 2023. Refer to Item 8.A.5 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised pages 151-157 of the Registration Statement, and has made conforming revisions on pages 49 to 50 of the Registration Statement.

Unaudited Pro Forma condensed Combined Balance Sheets, page 153

5.	We note your presentation of a pro forma negative cash balance on your unaudited pro forma consolidated balance sheet. Tell us why you believe, with reference to applicable U.S. GAAP, it is appropriate to present a pro forma negative cash balance, as opposed to a liability or other presentation.

Response: In response to the Staff’s comment, the Company has revised pages 153 of the Registration Statement.

Unaudited Condensed Combined Statement of Operations, page 154

6.	Please refer to comment 40 and present the historical share amount on the face of the pro forma information.

Response: In response to the Staff’s comment, the Company has revised pages 154 of the Registration Statement.

Comparative Per Share Data, page 156

7.	Please disclose the net loss for historical and Pro Forma presentation for all columns. Also in this regard, disclose the SubCo’s Weighted Average Shares Outstanding.

Response: In response to the Staff’s comment, the Company has revised pages 157 of the Registration Statement.

Note 3 Adjustments to Unaudited Pro Forma condensed Combined Statement of Financial Position , page 156

8.	In regard to Adjustment 3 d), the PNAC transaction cost of approximately $1.4 million for advisory, banking, legal and accounting fee should be expensed to the income statement and be reduced from cash. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised page 156 of the Registration Statement.

9.	In regard to Adjustment 3 f), refer to our prior comments 46 and 47. We note from page 4 that Prime Number Capital LLC (PNCPS) will be paid $500,000 in cash and 609,756 PubCo shares to be issued upon completion of the proposed merger. Please reflect additional expense of $500,000 and a respective reduction to cash. In addition, please record expense of $6,249,999, which is equivalent to 609,756 shares multiplied by $10.25 and a respective increase to additional paid-in capital.

Response: In response to the Staff’s comment, the Company has revised pages 153-154 of the Registration Statement.

Note 5 Per Share Redemption Sensitivity Analysis, page 156

10.	Your presentation of the analysis is not appropriate for the Pro Forma information. Please remove the table. Refer to Article 11 of Regulation S-X for appropriate presentation in the Pro Forma information.

Response: In response to the Staff’s comment, the Company has revised page 156 of the Registration Statement. We also refer the Staff to our response to Comment 1 of this Letter where we have update page 22 of the Registration Statement.

Industry Overview Relating to noco-noco's Business, page 177

11.	We note your response to comment 12. We also note your added disclosure here that you obtained the market and industry data included in the registration statement from independent industry sources as well as from research reports, and that you have not independently verified the data contained in those sources or make any representation as to the accuracy or completeness of such information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Response: In response to the Staff’s comment, the Company has revised pages 177 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations of noco-noco Liquidity and Capital Resources, page 211

12.	We note your response to comment 53 that you consider the effect of the $30 million licensing fee on noco-noco's liquidity and capital resources post closing to be relatively minimal. We also note your response to comment 56 that 3DOM Alliance agreed to work with you and noco-noco, as applicable, to defer the payment or adjust the payment schedule to ensure you can prioritize daily operations in the event that funds are not sufficient to maintain liquidity. Please revise to disclose how the $30 million payment will impact your liquidity and capital resources before and after the business combination.

Response: In response to the Staff’s comment, the Company has revised pages 211 of the Registration Statement.

Certain Relationships and Related Person Transactions, page 225

13.	We note your response to comment 55 and reissue the comment in part. Please revise your disclosure to include the amount outstanding as of the latest practicable date under the working capital loans.

Response: In response to the Staff’s comment, the Company has revised pages 233 of the Registration Statement.

Index of Financial Statements, page F-1

14.	Please update the financial statements of noco-noco Pte. Ltd. with the interim financial statements covering at least a six-month period of the Fiscal Year 2023 in addition to the noco-noco Pte. Lt audited financial statements that are included herein. Refer to Item 8.A.5 of Form 20-F.

Response: : In response to the Staff’s comment, the Company has revised pages F-1 to F-13 of the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq. of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Dongfeng Wang
Dongfeng Wang

cc:	Arila Zhou, Esq.
Robinson & Cole LLP